EXHIBIT IV


                         Attention AMP Employees:

                          YOUR EMPLOYMENT IS SAFE
                             WITH ALLIEDSIGNAL

Will your job be one of the thousands that AMP plans to eliminate?

          IF YOU ARE A PENNSYLVANIA EMPLOYEE OF AMP EARNING UP TO
             $50,000, ALLIEDSIGNAL COMMITS TO MAINTAINING YOUR
         EMPLOYMENT FOR AT LEAST ONE YEAR AFTER WE MERGE WITH AMP.

This commitment covers ALL full-time, active AMP employees in Pennsylvania whose annual base wages or salary is up to $50,000.

AlliedSignal's commitment covers the group hardest hit by AMP's repeated rounds of layoffs in Pennsylvania, which are likely to continue if AMP management is serious about meeting its unrealistic profit estimates.

               IN ADDITION, ALLIEDSIGNAL MAKES THE FOLLOWING
              COMMITMENTS TO ALL AMP PENNSYLVANIA EMPLOYEES:

* We will not reduce your current salary and benefit package. In addition, we will honor AMP's current severance plan.

* We will provide you with at least 40 hours of training each year - at our expense and on our time - to help you keep your job skills current and to help you learn new ones.

                          WHY ARE WE DOING THIS?

* We are concerned by the misleading impressions you have received from AMP's statements about AlliedSignal's intentions regarding your job and your benefits. We want to allay your concerns.

* AlliedSignal is a much larger, financially stronger and more diverse company than AMP, AlliedSignal can give you the opportunity to grow in your present job and to offer you new opportunities in one of our many other growing businesses, some of which we will be looking to expand into central Pennsylvania. We're convinced your future is brighter with AlliedSignal. If for some reason there is insufficient work available, under our employment commitment you will continue to be paid and enjoy all current benefits.

            FORTUNE MAGAZINE LISTED ALLIEDSIGNAL (BUT NOT AMP)
              AS ONE OF THE "100 BEST COMPANIES TO WORK FOR."

                WHEN YOU JOIN ALLIEDSIGNAL, YOU'LL SEE WHY.


                                                     [LOGO OF ALLIEDSIGNAL]

                CERTAIN INFORMATION CONCERNING PARTICIPANTS

AlliedSignal Inc. ("AlliedSignal"), PMA Acquisition Corporation ("Acquisition Subsidiary") and certain other persons named below may solicit the consent of shareholders (a) to elect seventeen nominees (the "Nominees") as directors of AMP Incorporated ("AMP") pursuant to a shareholder action by written consent (the "Consent Solicitation") and (b) in favor of the adoption of five proposals to amend the By-laws of AMP. The participants in this solicitation may include the directors of AlliedSignal (Hans W. Becherer, Lawrence A. Bossidy (Chairman of the Board and Chief Executive Officer), Ann M. Fudge, Paul X. Kelley, Robert P. Luciano, Robert
B. Palmer, Russell E. Palmer, Frederic M. Poses (President and Chief Operating Officer), Ivan G. Seidenberg, Andrew C. Sigler, John R. Stafford, Thomas P. Stafford, Robert C. Winters and Henry T. Yang), each of whom is a Nominee; and the following executive officers and employees of
AlliedSignal: Peter M. Kreindler (Senior Vice President, General Counsel and Secretary), Donald J. Redlinger (Senior Vice President - Human Resources and Communications), and Richard F. Wallman (Senior Vice President and Chief Financial Officer), each of whom is a Nominee, and Terrance L. Carlson (Deputy General Counsel), Robert F. Friel (Vice President and Treasurer), John W. Gamble, Jr., (Assistant Treasurer), Mark
E. Greenberg (Vice President, Communications), John L. Stauch (Director, Investor Relations), Robert J. Buckley (Manager, Investor Relations), G. Peter D'Aloia (Vice President, Planning & Development) Mary Elizabeth Pratt (Assistant General Counsel) and James V. Gelly (Vice President, Finance, Aerospace Marketing, Sales & Service).

As of the date of this communication, AlliedSignal is the beneficial owner of 100 shares of common stock of AMP. Mr. Greenberg is the beneficial owner of 100 shares of common stock of AMP. Other than set forth herein, as of the date of this communication, neither AlliedSignal, Acquisition Subsidiary nor any of their respective directors, executive officers or other representatives or employees of AlliedSignal, any Nominees or other persons known to AlliedSignal who may solicit proxies has any security holdings in AMP. AlliedSignal disclaims beneficial ownership of any securities of AMP held by any pension plan or other employee benefits plan of AlliedSignal or by any affiliate of AlliedSignal.

Although neither Lazard Freres & Co. LLC ("Lazard Freres") nor Goldman, Sachs & Co. ("Goldman Sachs"), the financial advisors to AlliedSignal, admits that it or any of its members, partners, directors, officers, employees or affiliates is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934 by the Securities and Exchange Commission, or that Schedule 14A requires the disclosure of certain information concerning Lazard Freres or Goldman Sachs, Steven J. Golub and Mark T. McMaster (each a Managing Director) and Yasushi Hatakeyama (a Director) of Lazard Freres, and Robert S. Harrison and Wayne
L. Moore (each a Managing Director) and Peter Gross and Peter Labbat (each a Vice President) of Goldman Sachs, may assist AlliedSignal in the solicitation of consents of shareholders. Both Lazard Freres and Goldman Sachs engage in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business Lazard Freres and Goldman Sachs may trade securities of AMP for its own account and the accounts of its customers, and accordingly, may at any time hold a long or short position in such securities. Lazard Freres has informed AlliedSignal that as of August 6, 1998, Lazard Freres held a net long position of approximately 20,861 shares of common stock of AMP, and Goldman Sachs has informed AlliedSignal that as of August 7, 1998, Goldman Sachs held a net long position of approximately 800,000 shares of common stock of AMP.

Except as disclosed above, to the knowledge of AlliedSignal, none of AlliedSignal, the directors or executive officers of AlliedSignal, the employees or other representatives of AlliedSignal or the Nominees named above has any interest, direct or indirect, by security holdings or otherwise, in AMP.

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9/27/98